
03026244


JUL 1 _ 2003

As filed with the Securities and Exchange Commission on
June 30, 2003

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2002

Or

[ ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____ to _____.

Commission file number ________________.

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Amersham Biosciences Corp Employee Savings Plan
800 Centennial Avenue
Piscataway, NJ 08855-1327

B. Name of the issuer of the securities held pursuant to the plan and address of its principal executive office:

Amersham plc
Amersham Place
Little Chalfont
Buckingham HP7 9NA
England

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto to duly authorized.

Amersham Biosciences Corp
Employee Savings Plan

Date: 6-27-03

Signature

Jean Stefanski
Vice President Human Resources

Amersham Biosciences Corp Employee Savings Plan

Financial Statements and Supplemental Information as of December 31, 2002 and 2001 and for the Year Ended December 31, 2002

Amersham Biosciences Corp
Employee Savings Plan

Index to Financial Statements and Supplemental Information
As of December 31, 2002 and 2001 and for the Year Ended December 31, 2002

Note: Other supplemental schedules as required by Section 2520.103-10 of the Department of Labor regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.



PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Accountants

To the Participants and Administrator of
Amersham Biosciences Corp Employee Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Amersham Biosciences Corp Employee Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 12, 2003

Amersham Biosciences Corp
Employee Savings Plan

Statements of Net Assets Available for Benefits
As of December 31, 2002 and 2001

	2002	2001
Assets		
Investments, at fair value	$ 55,109,731	$ 58,244,656
Participant loans	1,469,549	1,382,118
Receivables		
Pending investments	5,078	1,619
Employer contributions	67,811	8,312
Employee contributions	172,412	-
Total receivables	245,301	9,931
Net assets available for benefits	$ 56,824,581	$ 59,636,705

The accompanying notes are an integral part of these financial statements.

Amersham Biosciences Corp
Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

Additions	
Additions to net assets attributed to	
Investment income	
Dividends	$ 13,399
Loan interest paid	100,434
Loan principal transfers into the fund	130,749
Contributions	
Employer	2,463,660
Participant	8,067,765
Total additions	10,776,007
Deductions	
Deductions from net assets attributed to	
Net depreciation in fair value of investments	(10,732,885)
Benefits paid to participants	(2,769,067)
Administrative expenses	(3,934)
Loan notes distributed	(82,245)
Total deductions	(13,588,131)
Net decrease	(2,812,124)
Net assets available for benefits	
Beginning of year	59,636,705
End of year	$ 56,824,581

The accompanying notes are an integral part of these financial statements.

Amersham Biosciences Corp
Employee Savings Plan

Notes to Financial Statements

1. Plan Description

The following description of the Amersham Biosciences Corp Employee Savings Plan (the "Plan"), formerly Amersham Pharmacia Biotech Inc. Employee Savings Plan, is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
Effective October 15, 2001, Amersham Pharmacia Biotech Inc. changed its company name to Amersham Biosciences Corp (the "Company").

On July 1, 1998, the Plan was established as a defined contribution plan covering all employees of the Company and its affiliates, as defined, who are age eighteen and are not excluded from eligibility, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). On January 1, 2001, the assets of $592,788 in the Prelux Inc. 401(k) Plan were transferred to the Plan in connection with the acquisition of Prelux Inc.

On July 28, 2002, the Company acquired Motorola Life Science's Code Link. In connection with this acquisition, the Motorola employees had the option of rolling over their investment balances to the Plan beginning July 28, 2002. All new contributions made by the Motorola employees after this date will be included in the Plan.

The Plan is administered by a committee, consisting of not less than three members, appointed by the Company's Board of Directors (the "Committee"). The Plan assets are invested in Amersham plc stock, pooled separate accounts and a guaranteed income fund, in accordance with directions by CIGNA Retirement and Investment Services ("CIGNA"). CG Trust, a subsidiary of CIGNA Insurance Company, is the trustee of the Plan (the "Trustee").

Contributions
Active participants may contribute to the Plan each pay period, through payroll deductions, 1%-16% of their compensation, as defined, in whole percentages to a maximum annual amount adjusted by the Internal Revenue Service as a Salary Deferral Contribution. In addition, participants may elect to contribute 1%-16% of their compensation in whole percentages as After-Tax Employee Contributions provided that the sum of the Salary Deferral and After-Tax Employee Contributions do not exceed 16% of compensation. Contributions by highly compensated employees may also be limited by anti-discrimination rules under Section 401(k) of the Internal Revenue Code (the "Code").

The Company contributes to the Plan on each participant's behalf a Matching Contribution in the amount of 100% of the participant's Salary Deferral and After-Tax Employee Contributions up to and including 3% of his/her compensation, as defined, and 50% of that portion of Salary Deferral and After-Tax Employee Contributions in excess of 3% of his/her compensation up to and including 5% of compensation. All participants must complete one year of continuous employment, after which, they are eligible to receive the Company's Matching Contribution. All participants who were transferred from Amersham Pharmacia Biotech Inc. or Molecular Dynamics to the Company will be credited with continuous service for the period of their previous employment.

Amersham Biosciences Corp
Employee Savings Plan

Notes to Financial Statements

The Company may also contribute a discretionary amount to the Plan. The amount the Company contributes for a particular year on behalf of all participants will be reduced by the amount of any forfeitures for that year.

Vesting
Participants are always 100% vested in their Salary Deferral, After-Tax Employee Matching and Discretionary Contributions at the time the contributions are made plus actual earnings or losses thereon. The Company's matching contributions also vest immediately.

Participant Accounts
A separate account is maintained for each participant. Each participant's account is credited with the participant's contributions, the Company's contributions, and investment earnings and is debited with participant distributions, withdrawals and investment losses. Forfeited balances of terminated participants' nonvested accounts are used to reduce Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Loans Receivable
Participants may receive loans from the Plan. Loans can range from $1,000 to the lesser of $50,000, reduced by the excess of (A) the highest outstanding loan balance during the twelve month period ending on the day before the date on which the loan is made over (B) the outstanding balance of loans made to the participant prior to the date the new loan is made, or 50% of the participant's vested account balance. The term of each loan will not exceed five years. However, loans for the purchase of a primary residence can be repaid over a period of up to 10 years. Loans transferred from previous plans maintain their original terms. Interest on loans will be charged at the prime rate posted in the Wall Street Journal at the first business day of each calendar quarter. At December 31, 2002, interest rates on loans outstanding ranged from 4.75% to 10.30%. No more than two loans may be outstanding at any time for a participant. Participants who transferred more than two loans to the Plan from the Amersham Plan or the Pharmacia Plan, must repay all but one loan before becoming eligible for additional loans. Loan principal and interest repayments are made via payroll deductions, are credited directly to the participant's account and are invested on the basis of the participant's current investment election. Loans are reported as a transfer between the investment funds and participant notes receivable. A loan note distributed is an unpaid loan balance of a terminated participant that is deemed a disbursement from the plan.

Distributions and Withdrawals
Upon death, disability, retirement at or after age 65, termination of employment or complete or partial termination of the Plan, the participant or beneficiary may elect to receive the vested interest in his or her account in either a lump sum payment, a series of installments over a period not to exceed the lesser of ten years or the life expectancy of the participant or beneficiary, an annuity or a combination of any of the preceding methods. Participants who have reached age 70.5 will begin to receive their account in annual installments.

Prior to the date a participant becomes eligible to receive a distribution, a participant may, subject to certain limitations, make withdrawals from his or her participant contributions account and any portion of his or her Company contribution that is both vested and matured. Contributions generally mature two full years after the end of the calendar year in which they were made.

Investment Options

Participants instruct the Trustee to invest all or any portion of their contributions, including Company matching contributions, in whole percentage multiples of at least 1% in any investment option. Investment options can be changed on a daily basis. The investment options of the Plan as of December 31, 2002 are as follows:

Amersham Stock Fund

Contributions are invested in Amersham plc American Depository Shares. The fund also holds cash or short-term liquid investments in amounts the Trustee believes to be reasonably necessary. The fund's share price, yield and return will fluctuate with changing market conditions.

CIGNA Fixed Income Fund

Contributions are invested in a diversified portfolio of high quality, fixed income instruments within Connecticut General Life Insurance Company's General Account. The fund offers predictability of investment return, protection of principal from capital market fluctuations, and superior investment returns versus short-term or money market investments. The fund seeks to provide competitive yields relative to comparable guaranteed fixed income investment funds. This fund is comprised of a benefit responsive investment contract, the CIGNA Guaranteed Income Fund. Funds invested in CIGNA Fixed Income Fund earn a rate of return derived from the CIGNA Guaranteed Income Fund. For the year ended December 31, 2002 the rate was 4.55%. The fair market value of this fund at December 31, 2002 and 2001 was $16,722,748 and $13,190,481, respectively.

CIGNA S&P 500 Index Fund

A registered investment entity seeking to produce a return which closely approximates the total return of the S&P 500 Index.

CIGNA Small Cap Value Berger Fund

A registered investment entity that seeks to provide capital appreciation by investing primarily in the common stock of small companies with market capitalizations of less than $1 billion.

INVESCO Dynamics Fund

A registered investment entity that seeks to provide capital appreciation by investing primarily in the common stock of a large number of companies in a variety of industries that are traded on U.S. securities exchanges as well as over the counter.

Templeton Foreign Fund

A registered investment entity that aims to provide long-term capital growth by investing in stocks, and to a lesser extent, debt obligations of companies and governments outside the U.S.

CIGNA Large Cap Growth Morgan Stanley Fund
A registered investment entity that seeks to provide capital appreciation with minimal focus on income. The performance objective is to outperform the S&P 500 Index over full market cycles as well as a peer group of comparable equity growth managers. The fund invests predominantly in dollar denominated equity securities traded on U.S. exchanges or over-the-counter. These include common stock, securities convertible into common stock and preferred stock.

Janus Worldwide Fund
A registered investment entity that seeks to provide long-term growth of capital in a manner consistent with the preservation of capital. The fund invests primarily in common stocks of foreign as well as domestic issuers, and to a lesser extent in preferred stocks, warrants, convertible securities and debt securities, and index/structured securities.

CIGNA Large Cap John A. Levin Fund
Contributions are primarily invested in highly liquid equity securities, with an emphasis on New York Stock Exchange issues; and up to 10% of assets in cash and cash equivalents. Generally the Fund holds between 50 and 60 securities, which may include American Depository Receipts and does not invest more than 5% of assets in any investment. Additionally, the Fund focuses on highly liquid, large capitalization securities, portfolio diversification and continuous monitoring of portfolio holdings.

Janus Adviser Balanced Fund
Contributions are invested primarily in a combination of equity and fixed income securities. Generally the Fund assets are invested in foreign and domestic securities, in order to take advantage of differences among market cycles in various countries. This fund seeks long-term capital growth consistent with preservation of capital and balanced by its current income. Assets are shifted between the growth and income components of the Fund's portfolio, based on relevant market, financial and economic conditions.

Core Plus Bond/PIMCO Fund
Contributions are invested primarily in a diversified portfolio of fixed income securities. This fund seeks to exceed the return of its benchmark, the Lehman Brothers Aggregate Bond Index, consistent with preservation of capital. The Fund is sub-advised by PIMCO following their Full Authority Fixed Income Total Return Investment Strategy, pursuant to an agreement with CIGNA.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

Payment of Benefits
Benefits are recorded when paid.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair market value as determined by CIGNA. Loans to participants are valued at cost which does not differ materially from fair value. Investment funds offered by CIGNA do not pay out dividends or interest. Rather, funds receive the benefit of dividend and interest income (loss) or the effect of a loss through an increase or decrease in their separate account unit values. Such increase or decrease is reported as appreciation (depreciation) in fair value of investments.

The Plan presents in the statement of changes in net asset the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Concentrations of Credit Risk
Financial instruments which potentially subject the Plan to concentrations of credit risk are investments. The Plan invests its assets in nine pooled separate accounts, a guaranteed income fund and Amersham plc stock, all of which are administered by one company, CIGNA. The Plan holds no collateral for these financial instruments.

Use of Estimates
The preparation of the Plan's financial statements in conformity with generally accepted accounting principles in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for investment options in pooled separate accounts and Amersham plc Stock, as described in Note 1. Pooled separate accounts and equity securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with pooled separate accounts and equity securities and the level of uncertainty related to changes in the value of pooled separate accounts and equity securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Administrative Expenses

The Company has the option, but not the obligation, to pay administrative expenses incurred by the Plan. To the extent that the Company does not pay all of such expenses, the Committee will direct their payment from the Plan's assets held by the Trust Fund. Administrative expenses for the period ended December 31, 2002 were borne by the Company, except for participant loan set-up and maintenance fees, in-service and hardship withdrawal processing fees, and Amersham Stock Fund transaction fees, which totaled $3,934.

4. Investments

The following present investments that represent 5 percent or more of the Plan's net assets as of December 31, 2002 and 2001:

	2002	2001
Fixed Income Fund, 520,434 and 430,056 shares, respectively.	$ 16,722,748	$ 13,190,481
S&P 500 Index Fund, 131,312 and 122,273 shares, respectively.	6,557,435	7,672,136
Invesco Dynamics Fund, 423,890 and 408,303 shares, respectively.	6,575,952	9,465,564
Large Company Stock - Growth II Fund, 514,650 and 469,969 shares, respectively.	3,614,540	4,568,036
Janus Worldwide Fund, 82,463 and 74,786 shares, respectively.	3,500,027	4,290,239
Charter Large Company Stock Value I Fund, 742,415 and 702,706 shares, respectively.	6,824,210	8,811,511
Small Company Stock Value I Berger Fund, 309,725 and 250,651 shares, respectively.	4,891,868	4,739,813
Janus Advisor Fund, 122,136 and 98,126 shares, respectively.	2,978,839	2,561,501 *

* The amount did not represent 5% or more of the Plan's net assets as of December 31, 2001, but it is included for comparative purposes.

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $10,732,885 as follows:

Pooled Separate Accounts	$ (11,315,602)
Fixed Income Fund	673,327
Amersham Stock Fund	(90,610)
	$ (10,732,885)

5. Related Party Transactions

All Plan investments are shares of company stock funds and pooled separate accounts administered by CIGNA. CG Trust, a subsidiary of CIGNA Insurance Company, is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to the Trustee for administrative services are included in the statement of changes in net assets for the year ended December 31, 2002.

6. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 14, 2002 that the plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, accounts will be distributed to the participants or their beneficiaries in accordance with their respective interests therein.

Amersham Biosciences Corp
Employees' Savings Plan

Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2002

Identity of Party Involved	Description of Investment	Cost **	Fair Value
*Amersham Stock Fund	Stock Fund		$ 1,260,101
*CIGNA Fixed Income Fund	Guaranteed Income		16,722,748
*CIGNA S&P 500 Index Fund	Pooled Separate Accounts		6,557,435
*CIGNA Small Cap Value Berger Fund	Pooled Separate Accounts		4,891,868
*Invesco Dynamics Fund	Pooled Separate Accounts		6,575,952
*Templeton Foreign Fund	Pooled Separate Accounts		1,898,996
*CIGNA Large Cap Growth Morgan Stanley Fund	Pooled Separate Accounts		3,614,540
*Janus Worldwide Fund	Pooled Separate Accounts		3,500,027
*Janus Adviser Balanced Fund	Pooled Separate Accounts		2,978,839
*CIGNA Large Cap John A. Levin Fund	Pooled Separate Accounts		6,824,210
*Core Plus Pimco Fund			285,015
*Participant loans receivable (with interest rates ranging from 4.75% to 10.3%); principal amounts are due at various times from 2002 to 2011	Loans		1,469,549
			$ 56,579,280

*Party-in-interest.
** Cost information is not available and not required for participant directed investments.



PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-81805) of Amersham plc of our report dated June 12, 2003 relating to the financial statements and supplemental schedule of Amersham Biosciences Corp Employee Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Florham Park, NJ
June 26, 2003